                                                                  EXHIBIT 3.4(b)
                                                                  --------------

                             AMENDMENT TO BY-LAWS
                         OF INTERACTIVE NETWORK, INC.,
                           A CALIFORNIA CORPORATION


     Subject to approval by the shareholders of the Corporation at the Special Meeting of Shareholders to be held on March 31, 1999, Section 3.2 of the By-Laws of this Corporation is amended to read as follows:

          3.2  NUMBER OF DIRECTORS.
               -------------------

          The number of directors of this corporation shall be not less than five (5) nor more than nine (9). The exact number of directors shall be five (5) until changed, within the limits specified above, by a By-Law amending this Section 3.2, duly adopted by the Board of Directors or by the shareholders. The indefinite number of directors may be changed, or a definite number fixed without provision for an indefinite number, by a duly adopted amendment to the Articles of Incorporation or by an amendment to this By-Law adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote; provided, however, that an amendment reducing the number of directors to a number less than five (5) cannot be adopted if the votes cast against its adoption at a meeting, or the shares not consenting in the case of action by written consent, are equal to more than sixteen and two-thirds percent (16-2/3%) of the outstanding shares entitled to vote thereon.